Exhibit 99.1

Two Senior MEDIROM Mother Labs Executives Invest in Mother Labs’ Series A Financing at a Pre-Money Valuation of JPY9 Billion (as of December 1, 2024, approximately USD $59,000,000)

December 11th 2024, Tokyo, Japan: MEDIROM Healthcare Technologies Inc. (NASDAQ: MRM) (the “Company” or “MEDIROM”) announces that two senior executives, Issei Homan, Chief Technology Officer of MEDIROM MOTHER Labs Inc. (“Mother Labs”), a subsidiary of MEDIROM, and Yasuhiro Hayami, Chief Business Officer of Mother Labs, invested in Mother Labs’ Series A financing at a pre-money valuation of JPY9 billion (as of December 1, 2024, approximately USD $59,000,000). Messrs. Homan and Hayami are committed senior executives of Mother Labs and share MEDIROM’s corporate philosophy and vision as well as commitment to future growth potential.

More About Messrs. Homan and Hayami

Chief Technology Officer of MEDIROM MOTHER Labs Inc.

Issei Homan

●	2007 Establishes Aratana Inc. and assumes the position of Senior Managing Director
●	2015 Aratana Inc. becomes a wholly owned subsidiary of Start Today Inc.
●	2018 Manager of Development Department of ZOZOUSED Inc.
●	2019 Established Time Design LLC, CEO
●	2024 Chief Technology Officer of MEDIROM MOTHER Labs

Chief Business Officer of MEDIROM MOTHER Labs Inc.

Yasuhiro Hayami

●	1996 Established INIT Co., Ltd. and assumed the position of Representative Director
●	2004 Executive Officer of transcosmos inc.
●	2014 Founder of Wise, Inc.
●	2024 Appointed Chairman of the Board of MEDIROM Rehab Solutions, Inc.
●	2024 Chief Business Officer of MEDIROM MOTHER Labs

No Offer or Solicitation

This press release and the information contained herein are not, and do not, constitute an offer to sell any securities or a solicitation of an offer to buy any securities in the United States or any other state or jurisdiction, nor shall any securities be offered or sold in any jurisdiction in which such an offer, solicitation or sale would be unlawful.

Forward-Looking Statements Regarding MEDIROM

Certain statements in this press release are forward-looking statements for purposes of the safe harbor provisions under the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include estimates or expectations about MEDIROM’s possible or assumed operational results, financial condition, business strategies and plans, market opportunities, competitive position, industry environment, and potential growth opportunities. In some cases, forward-looking statements can be identified by terms such as “may,” “will,” “should,” “design,” “target,” “aim,” “hope,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “project,” “potential,” “goal,” or other words that convey the uncertainty of future events or outcomes. These statements relate to future events or to MEDIROM’s future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause MEDIROM’s actual results, levels of activity, performance, or achievements to be different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond MEDIROM’s control and which could, and likely will, affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects MEDIROM’s current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to MEDIROM’s operations, results of operations, growth strategy and liquidity.

More information on these risks and other potential factors that could affect MEDIROM’s business, reputation, results of operations, financial condition, and stock price is included in MEDIROM’s filings with the Securities and Exchange Commission (the “SEC”), including in the “Risk Factors” and “Operating and Financial Review and Prospects” sections of MEDIROM’s most recently filed periodic report on Form 20-F and subsequent filings, which are available on the SEC website at www.sec.gov. MEDIROM assumes no obligation to update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ from those anticipated in these forward-looking statements, even if new information becomes available in the future.

ABOUT MEDIROM MOTHER Labs Inc.

A subsidiary of MEDIROM Healthcare Technologies Inc. (NASDAQ: MRM), focuses on the health-tech sector. The company’s core activities include the “Specific Health Guidance Program” offered through the “Lav” health application and development and sales of the 24/7 recharge-free MOTHER Bracelet smart tracker. By leveraging the features of the recharge-free MOTHER Bracelet, MOTHER Labs offers customizable health management solutions across diverse sectors, including caregiving, logistics, manufacturing, etc.

MEDIROM Healthcare Technologies Inc.

NASDAQ Symbol: MRM

Tradepia Odaiba, 2-3-1 Daiba, Minato-ku, Tokyo, Japan

Web https://medirom.co.jp/en

Contact: ir@medirom.co.jp

MEDIROM MOTHER Labs Inc.

Tradepia Odaiba, 2-3-1 Daiba, Minato-ku, Tokyo, Japan

MOTHER Bracelet is the world’s first* 24/7 recharge-free smart tracker. It uses innovative technology from a Silicon Valley tech company that allows for power generation based on temperature differences between body and surrounding air. The recharge-free feature eliminates the risk of data loss when a device is taken off for recharge. MOTHER Bracelet records five basic metrics: heart rate, calories burned, body surface temperature, step count, and sleep.

Official Website: https://mother-bracelet.com